CUSIP No. 747324101

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 1) [1]

Pyxis Oncology, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

747324101
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

__________
1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 747324101

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) Pfizer Inc. 13-5315170
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,140,669 shares of Common Stock, $0.001 par value per share ("Common Stock")
	6.	SHARED VOTING POWER 1,080,507 shares of Common Stock, held by Pfizer Ventures (US) LLC, a wholly-owned subsidiary of Pfizer Inc.
	7.	SOLE DISPOSITIVE POWER 4,140,669 shares of Common Stock
	8.	SHARED DISPOSITIVE POWER 1,080,507shares of Common Stock held directly by Pfizer Ventures (US) LLC, a wholly-owned subsidiary of Pfizer Inc.
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,221,176*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.88%**
12.		TYPE OF REPORTING PERSON CO

*Includes 1,080,507shares held directly by Pfizer Ventures (US) LLC. Pfizer Inc. may be deemed to have beneficial ownership over such shares since Pfizer Ventures (US) LLC is a wholly-owned subsidiary of Pfizer Inc.
** The percentages used herein are based on 35,097,256 shares of Common Stock outstanding as of November 1, 2022, as set forth in the Issuer’s Quarterly Form 10-Q that was filed with the Securities and Exchange Commission on November 1, 2022.

CUSIP No. 747324101

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) Pfizer Ventures (US) LLC 82-5524518
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 1,080,507 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 1,080,507 Shares of Common Stock
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,080,507 shares of Common Stock held directly by Pfizer Ventures (US) LLC, a wholly-owned subsidiary of Pfizer Inc.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.08%**
12.		TYPE OF REPORTING PERSON OO

**The percentages used herein are based on 35,097,256 shares of Common Stock outstanding as of November 1, 2022, as set forth in the Issuer’s Quarterly Form 10-Q that was filed with the Securities and Exchange Commission on November 1, 2022.

CUSIP No. 747324101
SCHEDULE 13G

ITEM 1(a)	NAME OF ISSUER: Pyxis Oncology, Inc. (the “Issuer”).

ITEM 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
35 Cambridge Park Drive , Cambridge, MA 02140

ITEM 2(a)	NAME OF PERSON FILING:

Pfizer Inc. (“Pfizer”) Pfizer Ventures (US) LLC (“PVUS”) PVUS is a wholly-owned subsidiary of Pfizer. The Joint Filing Agreement between Pfizer and PVUS is filed herewith as Exhibit 99.1.

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

Pfizer and PVUS: 235 East 42nd Street, New York, NY 10017

ITEM 2(c)	CITIZENSHIP:

Pfizer and PVUS: Delaware

ITEM 2(d)	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.001 par value

ITEM 2(e)	CUSIP NUMBER: 747324101

IF THIS STATEMENT IS FILED PURSUANT TO §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.
(a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78os).
(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f ) An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

CUSIP No. 747324101

(g) A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) A non-US institution, in accordance with §240.13d-1(b)(1)(ii)(J);
(k) Group, in accordance with §230.405 240.13d-1(b)(1)(ii)(K).

If filing as a non-US institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

CUSIP No. 747324101

ITEM 4	OWNERSHIP:

The information requested in this item is incorporated herein by reference to rows 5 through 11 of the respective cover pages of Pfizer and PVUS to this Schedule 13G.

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT COMPANY:
Not applicable.
ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10	CERTIFICATION:

Not applicable.

CUSIP No. 747324101

EXHIBIT INDEX
Exhibit Description

99.1	Joint Filing Agreement, dated as of February 13, 2023, by and between Pfizer and PVUS.

CUSIP No. 747324101

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

PFIZER INC.
By:	/s/ Susan Grant
Name:	Susan Grant
Title:	Assistant Secretary

PFIZER VENTURES (US) LLC

By:	/s/ Susan Grant
Name:	Susan Grant
Title:	Secretary